SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on August 19, 2010, drawn up in summary form.

1.
Date, time and venue: On August 19, 2010, starting at 9:00 a.m., at the headquarters of Cervecería y Maltería Quilmes S.A.I.C.A. y G., Company’s subsidiary, located in Buenos Aires, Argentina, at Ruas 12 de Octubre e Gran Canaria.

2.
Attendance: Messrs. Victório Carlos De Marchi, co-president and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, e Luiz Fernando Ziegler de Saint Edmond.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Resignation of Officer.  To consider the resignation presented by Mr. Nicolás Bamberg, the Company’s Industrial Executive Officer position, as well as to approve his transfer to Anheuser-Busch InBev N.V./S.A. (“ABI”), thanking him for the valuable contributions made to the Company.

4.2. Combination of Executive Officer Positions.  Due to the resignation of Mr. Nicolás Bamberg, to approve the combination of the positions of Industrial Executive Officer and People and Management Executive Officer, both entitled to Mr. Márcio Froes Torres.

5.	Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed.

São Paulo, August 19, 2010.

/s/ Victório Carlos De Marchi	/s/ Vicente Falconi Campos

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ José Heitor Attilio Gracioso	/s/ Luiz Fernando Ziegler de Saint Edmond

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer